Exhibit 12.1

COMMERCIAL VEHICLE GROUP, INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS
Pre-tax income from operations	$(14,788)	$23,082	$21,685	$4,662	$(97,834)
Fixed charges	23,724	23,938	30,218	19,892	19,607
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$8,936	$47,020	$51,903	$24,554	$(78,227)

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$21,087	$20,945	$27,018	$16,834	$16,387
Capitalized interest	—	—	—	—	—

Interest component of rent expense [1]	2,637	2,993	3,200	3,058	3,220

Total fixed charges	$23,724	$23,938	$30,218	$19,892	$19,607

Ratio of earnings to fixed charges [2]	0.38	1.96	1.72	1.23	(3.99)

1         For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.

2         Earnings before fixed charges were inadequate to cover fixed charges by $97.8 million for the year ended December 31, 2009.